                                                          OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response... 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            The Boyds Collection Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   103354 10 6
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[x]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.103354 10 6                                           Page 2 of 8 pages
--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

                                                      Gary M. Lowenthal
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------

              5.    Sole Voting Power    5,669,342
              ------------------------------------------------------------------
Number of
Shares        6.    Shared Voting Power    4,392,066
Beneficially  ------------------------------------------------------------------
Owned by
Each          7.    Sole Dispositive Power    5,669,342
Reporting     ------------------------------------------------------------------
Person With
              8.    Shared Dispositive Power    4,392,066
              ------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            10,061,408
--------------------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)   17.03%
--------------------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions)   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.103354 10 6                                           Page 3 of 8 pages
--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

                                Justina Lowenthal
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization         United States
--------------------------------------------------------------------------------

              5.    Sole Voting Power    0
Number of     ------------------------------------------------------------------
Shares
Beneficially  6.    Shared Voting Power    4,392,066
Owned by      ------------------------------------------------------------------
Each
Reporting     7.    Sole Dispositive Power    0
Person With   ------------------------------------------------------------------

              8.    Shared Dispositive Power 4,392,066
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            4,392,066
--------------------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9) 7.44%
--------------------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.103354 10 6                                           Page 4 of 8 pages

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

                                                        The GJL LLC
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of     5.    Sole Voting Power    0
Shares        ------------------------------------------------------------------
Beneficially
Owned by      6.    Shared Voting Power    4,392,066
Each          ------------------------------------------------------------------
Reporting
Person With   7.    Sole Dispositive Power    0
--------------------------------------------------------------------------------

              8.    Shared Dispositive Power 4,392,066
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            4,392,066
--------------------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9) 7.44%
--------------------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 103354 10 6                                        Page 5 of 8 pages

      Item 1(a).  Name of Issuer:

                  The Boyds Collection Ltd.

      Item 1(b).  Address of Issuer's Principal Executive Offices:

                  350 South Street
                  McSherrystown, PA  17344

      Item 2(a).  Name of Persons Filing:

                  Gary M. Lowenthal
                  Justina Lowenthal
                  The GJL LLC

      Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  For all of the reporting persons:
                  395 Buford Avenue, Suite A
                  Gettysburg, PA  17325

      Item 2(c).  Citizenship:

                  Gary M. Lowenthal and Justina Lowenthal are citizens of the United States. The GJL LLC is a Delaware limited liability company.

      Item 2(d).  Title of Class of Securities:

                  Common Stock, $0.0001 par value

      Item 2(e).  CUSIP Number:

                  103354 10 6

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

            (a) [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act;

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Exchange Act;

            (e) [ ] Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

                                  SCHEDULE 13G

CUSIP No. 103354 10 6                                        Page 6 of 8 pages

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] Saving Association as defined in Section 3(b) of The
                    Federal Deposit Insurance Act;

            (i) [ ] Church Plan that is excluded from the definition of an
                    Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Item 4. Ownership.

            A.    Gary M. Lowenthal

            (a)   Amount beneficially owned:                       10,061,408(1)

            (b)   Percent of Class:                                17.03%

            (c)   Number of shares as to which such
                  person has:

                  (i)   Sole power to vote or direct the vote:     5,669,342

                  (ii)  Shared power to vote or to direct the
                        vote:                                      4,392,066

                  (iii) Sole power to dispose or direct the
                        disposition of:                            5,669,342

                  (iv)  Shared power to dispose or to direct
                        the disposition of:                        4,392,066

            B.    Justina Lowenthal

                  (a)   Amount beneficially owned:                 4,392,066 (1)

                  (b)   Percent of Class:                          7.44%

                  (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the
                              vote:                                0

                        (ii)  Shared power to vote or to direct
                              the vote:                            4,392,066

                        (iii) Sole power to dispose or direct
                              the disposition of:                  0

                        (iv)  Shared power to dispose or to
                              direct the disposition of:           4,392,066

            C.    The GJL LLC

                  (a)   Amount beneficially owned:                 4,392,066 (1)

                  (b)   Percent of Class:                          7.44%

                  (c)   Number of shares as to which such
                        person has:

                        (i)   Sole power to vote or direct the
                              vote:                                0

                        (ii)  Shared power to vote or to direct
                              the vote:                            4,392,066

                                  SCHEDULE 13G

CUSIP No. 103354 10 6                                        Page 7 of 8 pages

                        (iii) Sole power to dispose or direct
                              the disposition of:                  0

                        (iv)  Shared power to dispose or to
                              direct the disposition of:           4,392,066

      Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

      Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

      Item 8.  Identification and Classification of Members of the Group.

               Not Applicable

      Item 9.  Notice of Dissolution of Group.

               Not Applicable

      Item 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Explanatory Note:

      (1) Gary M. Lowenthal holds directly 5,609,342 shares of Common Stock and options exercisable for 60,000 shares of Common Stock. The GJL LLC ("GJL") holds directly 4,392,066 shares of Common Stock. Justina Lowenthal, who is the wife of Gary M. Lowenthal, is the sole manager of GJL. Gary M. Lowenthal may be deemed to be the beneficial owner of the shares held directly by GJL, although he disclaims beneficial ownership of such shares.

                                  SCHEDULE 13G

CUSIP No. 103354 10 6                                        Page 8 of 8 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005                               /s/ Gary M. Lowenthal
                                               ---------------------------------
                                               Gary M. Lowenthal

February 11, 2005                               /s/ Justina Lowenthal
                                               ---------------------------------
                                               Justina Lowenthal

                                               THE GJL LLC

February 11, 2005                              By: /s/ Justina Lowenthal
                                                   -----------------------------
                                               Name: Justina Lowenthal
                                               Title: Manager

                                    EXHIBIT A

                     AGREEMENT TO JOINTLY FILE SCHEDULE 13G

      AGREEMENT dated as of February 11, 2005 by and among Gary M. Lowenthal, Justina Lowenthal and The GJL LLC (collectively, the "Reporting Persons").

      WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

      NOW, THEREFORE, the Reporting Persons hereby agree as follows:

      1. The Schedule 13G/A with respect to The Boyds Collection Ltd., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

      2. Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

      IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                                                /s/ Gary M. Lowenthal
                                               ---------------------------------
                                               Gary M. Lowenthal

                                                /s/ Jutina Lowenthal
                                               ---------------------------------
                                               Justina Lowenthal

                                               THE GJL LLC

                                               By: /s/ Justina Lowenthal
                                                   -------------------------
                                               Name: Justina Lowenthal
                                               Title: Manager